SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                         Commission File Number: 1-14862

                                  Braskem S.A.
         --------------------------------------------------------------
                    (Exact Name as Specified in its Charter)


                                       N/A
         --------------------------------------------------------------
                 (Translation of registrant's name into English)


                 Rua Eteno, 1561, Polo Petroquimico de Camacari
                     Camacari, Bahia - CEP 42810-000 Brazil
         --------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X       Form 40-F
                                   ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
                                           ------.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
                                           ------.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No X
                                  ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----------------.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BRASKEM S.A.

Date:  May 9, 2005

                                     By: /s/ Paul Elie Altit
                                        -----------------------------------
                                        Name:  Paul Elie Altit
                                        Title: Chief Financial Officer


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


                                  EXHIBIT INDEX


Exhibits       Description of Exhibits
--------       -----------------------

13.1 Consolidated Financial Statements for the Three-Month Period Ended March 31, 2005 and Report of Independent Accountants on Limited Review.


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